Exhibit (a)(2)

SCHEDULE A

MASTER PORTFOLIO TRUST

Amended and Restated

Designation of Series of Beneficial Interests in the Trust

(Effective as of August 6, 2021)

WHEREAS, the Trustee(s) of the Trust, acting pursuant to Section 4.9 of the Declaration, have divided the beneficial interests in the Trust into several Series;

WHEREAS, the Trustees have heretofore terminated certain Series so established and designated and/or have changed the names of certain Series so established and designated;

NOW THEREFORE, the following are the Series of the Trust as of August 6, 2021, each with such relative rights, preferences, privileges, limitations, restrictions and other relative terms as are set forth below:

1.	Liquid Reserves Portfolio

2.	U.S. Treasury Reserves Portfolio

3.	Government Portfolio

4.	U.S. Treasury Obligations Portfolio

1. Each Interest in each Series is entitled to all the rights and preferences accorded to Interests under the Declaration.

2. The amount of authorized Interests in each Series is unlimited.

3. Each Series shall be authorized to hold cash, invest in securities, instruments and other property, use investment techniques, and have such goals or objectives as from time to time are described in the Trust’s then currently effective registration statement under the Investment Company Act of 1940 to the extent pertaining to the offering of Interests in the Series, as the same may be amended from time to time (“Registration Statement”). Each Interest in a Series shall represent a beneficial interest in the net assets allocated or belonging to such Series only, and such interest shall not extend to the assets of the Trust generally (except to the extent that General Assets (as defined in the Declaration) are allocated to such Series), and shall be entitled to receive its pro rata share of the net assets of the Series upon liquidation of the Series, all as set forth in Section 4.9 of the Declaration.

4. With respect to the Interests in each Series, (a) the time and method of determining the purchase price, (b) the fees and expenses, (c) the qualifications for ownership, if any, (d) minimum investment amounts, if any, (e) minimum account size, if any, (f) the price, terms and manner of withdrawal, (g) any conversion or exchange feature or privilege, (h) the relative dividend rights, and (i) any other relative rights, preferences, privileges, limitations, restrictions and other relative terms have been established by the Trustees in accordance with the Declaration and are set forth in the Registration Statement with respect to such Series.

5. The Trustees may from time to time modify any of the relative rights, preferences, privileges, limitations, restrictions and other relative terms of a Series or the Interests in such Series that have been established by the Trustees or redesignate any of the Series without any action or consent of the Holders.

6. The designation of any Series hereby shall not impair the power of the Trustees from time to time to designate additional Series of Interests of the Trust or terminate any Series hereby designated.

7. Capitalized terms not defined herein have the meanings given to such terms in the Declaration.